UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average
SCHEDULE 13D	burden hours per response: 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

IES Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44951W 10 6

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,642,723

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,642,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,642,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,642,723

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,642,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,642,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 430,905

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 430,905

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 430,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,605,499

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,605,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,605,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,605,499

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,605,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,605,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 642,057

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 642,057

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 642,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,158

	8.	Shared Voting Power 13,321,184

	9.	Sole Dispositive Power 10,158

	10.	Shared Dispositive Power 13,321,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,342

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                              Security and Issuer

This Amendment No. 19 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the “Original 13D”), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, May 13, 2010, February 11, 2011, July 21, 2011, September 17, 2013, March 5, 2014, August 15, 2014, October 5, 2015, December 24, 2015 and March 25, 2016 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the common stock, par value of $.01 per share (the “Common Stock”), of IES Holdings, Inc. (the “Company”).  The principal executive offices of the Company are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.

Item 2.                              Identity and Background

(a)  This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(v)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2;

(vi) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to shares of Common Stock directly owned by it; and

(vii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by him and each of TCP, TM, TCP 2 and TA.

TCP, TCM, TM, TCP 2, TAA, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCP, TCM, TM, TCP 2, TAA and TA is 1 Sound Shore Drive, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 1 Sound Shore Drive, Greenwich, Connecticut 06830.

(c)  The principal business of each of TCP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of certain investment funds affiliated with the Reporting Persons.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the fund manager of certain investment funds affiliated with the Reporting Persons.  Mr. Gendell serves as the managing member of TCM, TM, TA and TAA.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TM, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.                              Source and Amount of Funds or Other Consideration

Neither TCM nor TAA directly owns any shares of Common Stock.  Except as set forth in Item 4, the shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with Wells Fargo Securities LLC and UBS Securities LLC, on each such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.                              Purpose of Transaction

On August 11, 2016, TCP 2 terminated the Sales Plan (the “10b5-1 Plan”) that it had entered into on March 24, 2016 with Cantor Fitzgerald & Co. (“Cantor”) and that was intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. Pursuant to the 10b5-1 Plan, TCP 2 had directed Cantor to seek to dispose of up to 300,000 shares of Common Stock held by TCP 2 between April 25, 2016 and February 16, 2017. See Item 6 below.

In the last 60 days, in the transactions described in the table below, Cantor sold a total of 40,913 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan prior to the termination thereof.

Transaction Date	Number of Shares	Weighted Average Price Per Share	Low	High
7/13/2016	200	$15.24	$15.24	$15.24
7/27/2016	15,356	$16.42	$16.30	$16.59
7/29/2016	4,982	$15.78	$15.73	$16.00
8/8/2016	8,900	$15.31	$15.24	$15.39
8/10/2016	11,475	$15.24	$15.24	$15.26

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TM, TA and/or TCP 2, or otherwise.  In addition, the Reporting Persons may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

As discussed in this Schedule 13D, the Reporting Persons own approximately 62.1% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.

David B. Gendell, the brother of Jeffrey L. Gendell and an employee of an affiliate of the Reporting Persons, has served as a member of the Company’s Board of Directors since February 2012 and has served as non-executive Chairman of the Board of Directors since January 2015.  While serving in such capacity, Mr. Gendell may have the ability to affect the composition of the Company’s management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company’s business.  If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause Mr. Gendell to continue to be a director.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                              Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 19 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 5,642,723.   Percentage: 26.3%.  The percentages used herein and in the rest of Item 5 are calculated based upon 21,451,539 shares of Common Stock outstanding as of August 8, 2016 as disclosed in the Company’s Quarterly Report on Form 10-Q filed on August 8, 2016.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  5,642,723

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,642,723

(c)  TCP has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  5,642,723.   Percentage:  26.3%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  5,642,723

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,642,723

(c)  TCM has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

C. Tontine Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 430,905.   Percentage: 2.0%.

(b)  1. Sole power to vote or direct vote:  430,905

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: 430,905

4. Shared power to dispose or direct the disposition:  -0-

(c)  TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

D. Tontine Capital Overseas Master Fund II, L.P.

(a)  Aggregate number of shares beneficially owned: 6,605,499.  Percentage: 30.8%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   6,605,499

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  6,605,499

(c)  Cantor has sold a total of 40,913 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the table in Item 4 for a description of such transactions.

(d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)  Not applicable.

E.  Tontine Asset Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned:  6,605,499.   Percentage:  30.8%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  6,605,499

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  6,605,499

(c)  TAA has not engaged in any transactions in Common Stock in the last 60 days.  Cantor has sold a total of 40,913 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the table in Item 4 for a description of such transactions.

(d)  Not applicable.

(e)  Not applicable.

F.  Tontine Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 642,057.   Percentage: 3.0%.

(b)  1. Sole power to vote or direct vote:  642,057

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  642,057

4. Shared power to dispose or direct the disposition:  -0-

(c) TA has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)  Not applicable.

G.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 13,331,342.   Percentage: 62.1%.

(b)  1. Sole power to vote or direct vote:  10,158

2. Shared power to vote or direct vote:  13,321,184

3. Sole power to dispose or direct the disposition:  10,158

4. Shared power to dispose or direct the disposition:  13,321,184

(c) Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  Cantor has sold a total of 40,913 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the table in Item 4 for a description of such transactions.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, on March 24, 2016, TCP 2 entered into the 10b5-1 Plan pursuant to which Cantor agreed to seek to sell up to 300,000 shares of Common Stock on TCP 2’s behalf between April 25, 2016 and February 16, 2017.  On August 11, 2016, TCP 2 terminated the 10b5-1 Plan.

The foregoing summary of the 10b5-1 Plan does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.1, which is incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                              Material to Be Filed as Exhibits

99.1.  Sales Plan dated March 24, 2016, between Tontine Capital Overseas Master Fund II, L.P. and Cantor Fitzgerald & Co. (sales price omitted from Appendix A pursuant to a request for confidential treatment) (previously filed as Exhibit 99.1 to Amendment No.18 to this Schedule 13D on March 25, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2016
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title